SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                        International DisplayWorks, Inc.
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)


                                   459412 102
                                   ----------
                                 (CUSIP Number)

                                 Stephen Kircher
                        International DisplayWorks, Inc.
                           599 Menlo Drive, Suite 200
                            Rocklin, California 95765
                                 (916) 315-2011
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 January 5, 2004
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  459412 102
           ----------


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                       CAPITAL BAY SECURITIES, INC.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 a. [X]
                                                                       b. [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                                          7.  SOLE VOTING POWER

          NUMBER OF                           0
           SHARES                         --------------------------------------
        BENEFICIALLY                      8.  SHARED VOTING POWER
           OWNED
          BY EACH                             0
         REPORTING                        --------------------------------------
        PERSON WITH                       9.  SOLE DISPOSITIVE POWER

                                              0
                                          --------------------------------------
                                          10. SHARED DISPOSITIVE POWER

                                              0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  459412 102
           ----------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                    STEPHEN KIRCHER
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**               a. [X]
                                                                      b. [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                                        7.  SOLE VOTING POWER

                                            2,950,923
         NUMBER OF                      ----------------------------------------
          SHARES                        8.  SHARED VOTING POWER
       BENEFICIALLY
          OWNED                             0
         BY EACH                        ----------------------------------------
         REPORTING                      9.  SOLE DISPOSITIVE POWER
        PERSON WITH
                                            2,950,923
                                        ----------------------------------------
                                        10. SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,950,925
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Common Stock, no par value (the "Shares") of International DisplayWorks, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is
International DisplayWorks, Inc., 599 Menlo Drive, Suite 200, Rocklin, California 95765. Certain Reporting Persons ( as described below) do not currently hold a certain portion of the Shares reported, but rather including the right to acquire beneficial ownership of such shares as set forth in Item 4.

Item 2.  Identity and Background.
         -----------------------

     a. The persons filing this statement are (i) Capital Bay Securities, Inc. ("CBS") and (ii) Stephen Kircher (together the "Reporting Persons"). CBS no longer owns shares of the issuer and will not file further reports unless required by law. The filing of this Schedule 13D should not be deemed an admission that CBS and Mr. Kircher comprise a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     b. The business address of CBS is Sunset Blvd., Suite 170, PMB 325, Rocklin, California 95765. The business address of Mr. Kircher is International DisplayWorks, Inc., 599 Menlo Drive, Suite 200, Rocklin, California 95765.

     c. CBS was engaged in the business of a securities broker and dealer. CBS is currently in the process of winding down and closing. Mr. Kircher's principal occupation is as the Chairman and Chief Executive Officer of the Issuer.

     None of the Reporting Persons nor, to the best of their knowledge, any director or executive officer of CBS, during the past five (5) years, have not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On June 13, 2003, Mr. Kircher was granted warrants to purchase 44,687 Shares for the extension of promissory notes. On December 31, 2002, warrants to purchase 75,000 Shares and 95,000 Shares were transferred from CBS to Mr. Kircher. On December 17, 2003, 30,000 Shares were transferred from CBS to another shareholder as part of the winding down of business of CBS. On January 5, 2004, Mr. Kircher and his wife inherited warrants to purchase 34,375 shares from a relative.

Item 4.  Purpose of the Transactions.
         ---------------------------

     Mr. Kircher purchased the Shares (described in Item 3) for investment purposes.

     Mr. Kircher, subject to and depending upon availability of prices he deems favorable, may purchase additional shares of the Issuer's Shares from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Kircher to do so, he reserves the right to dispose of the Shares held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     Subject to on going evaluation, Mr. Kircher has no current plans or proposals which relate to or would result in any of the following:

          (i) An  extraordinary   corporate   transaction,  such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (iii) Any change in the present Board of Directors or  management   of
the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (iv) Any material change in the present capitalization or dividend policy of the Issuer;

          (v) Any other material change in the Issuer's business or corporate structure;

          (vi) Changes   in   the   Issuer's   charter,  bylaws  or  instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

          (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) Mr. Kircher beneficially owns 2,950,923 or 11.7% of the Shares.1 CBS beneficially owns zero Shares.

          (b) Mr. Kircher has the sole power to vote and dispose of 2,950,923 or 11.7% of the Shares.(1)

     (c) On June 13 2003, Mr. Kircher was granted warrants to purchase 44,687 Shares for the extension of promissory notes. On December 31, 2002, warrants to purchase 75,000 Shares and 95,000 Shares were transferred from CBS to Mr. Kircher. On December 17, 2003, 30,000 Shares were transferred from CBS to another shareholder as part of the winding down of business of CBS. On January 5, 2004, Mr. Kircher and his wife inherited warrants to purchase 34,375 shares from a relative.

--------
(1) Includes 2,274,000 Shares and warrants to  purchase  589,923  Shares held by
the Kircher Family Trust, which Mr. Kircher  and   his wife are the trustees and
options to purchase 87,000 held by Mr. Kircher.

          (d) A portion of the Common Stock is owned by Mr. Kircher's wife under California community property laws.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.





Dated: February 3, 2004                      /s/ Stephen Kircher
                                             -----------------------------------
                                             Stephen Kircher, an individual





                                             CAPITAL BAY SECURITIES, INC.



Dated: February 3, 2004                      /s/ Stephen Kircher
                                             -----------------------------------
                                             Stephen Kircher, President